Grupo Financiero/Galicia


     "Company not adhered to the Optional Statutory System for the Mandatory
                  Acquisition of Shares in a Public Offering"


                                                 Buenos Aires, November 16, 2004


Comision Nacional de Valores (National Securities Commission)

Dear Sirs,

     In compliance with Section 3 subsection 9 of Decree No. 677/2001, Grupo Financiero Galicia S.A. hereby informs you that today, in the case of "THESEUS S.A. Y OT. C/GRUPO FINANCIERO GALICIA S.A. S/SUMARISIMO" (THESEUS S.A. AND OTHERS VS. GRUPO FINANCIERO GALICIA S.A., EXPEDITED SUMMARY PROCEEDINGS) pending in the National Court of First Instance in Commercial Matters No. 26, headed by Attorney Maria Elsa Uzal, Clerk's Office No. 52, we have been informed of a finding by the court supporting the plaintiff's claim regarding the unconstitutionality of Chapter VII of Decree No. 677/01, yet rejecting the plaintiff's claim of unconstitutionality regarding Resolutions of the CNV Nos. 400, 401 and 402 of the year 2002, insofar as they are not consistent with the aforementioned Chapter VII. Accordingly, Grupo Financiero Galicia S.A. has filed a corresponding appeal.

Yours faithfully,


                                              For Grupo Financiero Galicia S.A.



                                                      Pablo Firvida
                                              In charge of Market Relations


Grupo Financiero Galicia S.A./Tte. Gral. Peron 456, 2o piso (Cl038AAJ) Buenos Aires - Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183 www.gfgsa.com